Exhibit 99.31

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 12, 2026	IMTIS HOLDINGS S.À R.L. By:/s/ Barry O'Dwyer Name: Barry O'Dwyer Title: Manager
Date: November 12, 2026	INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR By:/s/ Marius Coretchi & Barry O'Dwyer Name: Marius Coretchi & Barry O'Dwyer Title: Directors
Date: November 12, 2026	L1T UB HOLDINGS S.À R.L. By: /s/ Sally Pryce Name: Sally Pryce Title: Manager
Date: November 12, 2026	LPE MANAGEMENT LIMITED By: /s/ Alexander Hillback Name: Alexander Hillback Title: Director
Date: November 12, 2026	LPE MIDDLE EAST LIMITED By: /s/ Alexander Hillback Name: Alexander Hillback Title: Director

Date: November 12, 2026	L1TS (CYPRUS) LIMITED
	Signature: /s/ Neil Toyer Name/Title: Neil Toyer, Director
Date: November 12, 2026	LETTERONE INVESTMENT HOLDINGS S.A.
	By: /s/ Barry O'Dwyer Name: Barry O'Dwyer Title: Authorised Signatory